UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number 0-54162

NiMin Energy Corp.

(Translation of registrant’s name into English)

1160 Eugenia Place, Suite 100, Carpinteria, California 93013

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Information contained in this Form 6-K

On November 21, 2011, the Company issued the following press release regarding its review of strategic alternatives aimed at maximizing shareholder value.

For Immediate Release

NiMin Energy Corp. Announces Strategic Review

Carpinteria, CA – November 21, 2011 – NiMin Energy Corp. (TSX:NNN) (OTCBB and OTCQX:NEYYF) (the “Company” or “NiMin”) today announced that its Board of Directors has approved a broad review of strategic alternatives aimed at maximizing shareholder value. To assist in the review process, NiMin has engaged Macquarie Capital as its financial advisor.

Based on the Company’s current reserves, production and operations, the Company has concluded that the common shares of NiMin trade at a substantial discount to the net asset value of its underlying assets. The strategic review will evaluate the Company’s current long-term business plan against a range of alternatives that have the potential to maximize shareholder value in the near-term. NiMin expects to consider and evaluate several alternatives, including strategic financing opportunities, asset divestitures, technology licensing agreements, joint ventures and/or a corporate sale, merger or other business combination.

NiMin’s Chairman and CEO, Clancy Cottman, said, “Over the last few years, we have witnessed a renaissance of onshore drilling in the United States. This strategic shift to increased onshore exploration and production is a clear affirmation of our business plan and strategy. However, we strongly believe that our current share price does not reflect the value of our assets, and we are therefore conducting a thorough review to determine whether shareholder value can be maximized through alternative methods. NiMin is a great company with a solid portfolio of assets, valuable technology and reliable onshore operations.”

Except as required by law, NiMin does not intend to disclose developments with respect to the strategic review process unless and until the Board of Directors has approved a definitive transaction or strategic option. The strategic review process has not been initiated as a result of any particular offer. The Company cautions that there are no guarantees that the strategic alternative review process will result in a transaction or, if a transaction is undertaken, the terms or timing of such transaction. While the process is underway, the Company does not intend or expect to disclose any developments regarding the process until, if ever, a definitive agreement is entered into or the Board determines to terminate the process.

CONTACTS:

Investors

Jonathan Wimbish, CFA

NiMin Energy Corp.

Chief Financial Officer

+1 (805) 566-2900

jwimbish@niminenergy.com

Media

Dan Gagnier/Jared Levy

Sard Verbinnen & Co

+1 (212) 687-8080

About NiMin Energy Corp.

NiMin is a California-based independent oil and gas exploration and production company focused on the U.S. with principal operations in the Bighorn Basin of Wyoming, the San Joaquin Basin in California and South Louisiana onshore areas.

Cautionary Statements

This news release contains forward-looking statements and information (“forward-looking statements”) within the meaning of applicable securities laws, including the implementation of NiMin’s strategic plan. Although NiMin believes that the expectations reflected in its forward-looking statements are reasonable, such statements have been based upon currently available information to NiMin. Such statements are subject to known and unknown risks, uncertainties and other factors that could influence actual results or events and cause actual results or events to differ materially from those stated, anticipated or implied in forward-looking statements. Risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price, price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. The risks, uncertainties, material assumptions and other factors that could affect actual results are discussed in more detail in our Annual Information Form and other documents available at www.sedar.com and www.sec.gov. Readers are cautioned to not place undue reliance on forward-looking statements. The statements in this press release are made as of the date of this release, and, except as required by applicable law, NiMin does not undertake any obligation to publicly update or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. NiMin undertakes no obligation to comment on analyses, expectations or statements made by third-parties in respect of NiMin’s financial or operating results or, as applicable, its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIMIN ENERGY CORP.

Date: November 21, 2011	By:	/s/ Clarence Cottman, III
Clarence Cottman, III
Chief Executive Officer